EXECUTION VERSION

FSD PHARMA INC.

CLASS B SUBORDINATED VOTING SHARES

EQUITY DISTRIBUTION AGREEMENT

February 11, 2021

A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, New York 10022

Ladies and Gentlemen:

FSD Pharma Inc., an Ontario corporation (the "Company"), confirms its agreement (this "Agreement") with A.G.P./Alliance Global Partners (the "Sales Agent") with respect to the issuance and sale from time to time during the term of this Agreement as set forth below, on the terms and subject to the conditions set forth herein, to or through the Sale Agent, acting as agent and/or principal, Class B Subordinated Voting Shares of the Company, no par value (the "Shares"), subject to the limitations set forth in Section 1(g) hereof.

The Company has prepared and filed with the securities commission or similar regulatory authorities (the "Canadian Qualifying Authorities") in each of the provinces of Canada other than Quebec (the "Canadian Qualifying Jurisdictions"), an amended and restated preliminary base shelf prospectus dated May 28, 2020 (the "Canadian Preliminary Base Prospectus") and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to C$100,000,000 (or the equivalent thereof in United States dollars or any other currencies) of Shares, subscription receipts, warrants to purchase other Shelf Securities (as defined herein), debt securities and units comprised of one or more of any of the other Shelf Securities or any combination thereof, of the Company (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws (as defined herein). The Ontario Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt dated May 29, 2020, evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt dated June 17, 2020, evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the "Final Receipt"). The term "Canadian Base Prospectus" means the (final) short form base shelf prospectus dated June 16, 2020 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (the "Canadian Securities Laws"), including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102") and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has prepared a prospectus supplement specifically relating to the offering of Shares pursuant to this Agreement and deemed to be included as part of the Canadian Base Prospectus for the sale of the Shares under this Agreement; as used herein, the "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws relating to the Shares to be issued and sold pursuant to this Agreement, including any supplements or amendments thereto, or amended and restated versions thereof. As used herein, "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional prospectus supplement, including any supplements or amendments thereto, or amended and restated versions thereof, prepared in accordance with the provisions of this Agreement or any Terms Agreement (as defined herein) and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Securities and Exchange Commission (the "Commission"), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Qualifying Authorities and the Commission, a registration statement on Form F-10 (File No. 333-236780) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the "Act"), and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at the time of such registration statement's effectiveness for purposes of Section 11 of the Act, including all documents filed as a part thereof or incorporated by reference therein, and including any information contained in a U.S. Prospectus (as defined below), is herein called the "Registration Statement." The Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations), including all documents incorporated therein by reference (to the extent such information has not been superseded or modified), in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the "U.S. Base Prospectus."  The Company has prepared a prospectus supplement specifically relating to the offering of the Shares pursuant to this Agreement; "U.S. Prospectus Supplement" means the most recent Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act), including all documents incorporated therein by reference, in the form in which such U.S. Prospectus Supplement has most recently been filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto, or amended or restated versions thereof, shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For the purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto, or amended and restated version thereof, shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR") and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto, or amended and restated version thereof, shall be deemed to include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Sales Agent as follows:

1. Sale and Delivery of the Shares.

(a) Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Sales Agent agree that the Company may issue and sell through the Sales Agent, as sales agent for the Company, Shares (an "Agency Transaction") as follows:

(i) The Company may, from time to time, propose to the Sales Agent the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail (or other method mutually agreed to in writing by the parties) in a form substantially similar to Exhibit A hereto (an "Agency Transaction Notice")) from any of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an "Authorized Company Representative") and addressed to each of the individuals from the Sales Agent set forth on Schedule 1, as such Schedule 1 may be amended from time to time, such proposal to include: the maximum number of Shares that the Company wishes to sell in the aggregate pursuant to such Agency Transaction Notice (the "Placement Shares"); the time period and trading day(s) for the Nasdaq Capital Market ("Nasdaq") (which may not be a day on which the Nasdaq is scheduled to close prior to its regular weekday closing time) on which the Placement Shares are to be sold (each, a "Trading Day"); the maximum number of Placement Shares that the Company wishes to sell on each Trading Day; and the minimum price at which the Company is willing to sell Placement Shares (the "Floor Price").

(ii) If such proposed terms for an Agency Transaction are acceptable to the Sales Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to an Authorized Company Representative. The Agency Transaction Notice as countersigned by the Sales Agent shall be effective unless and until (i) the entire amount of Placement Shares set forth in the Agency Transaction Notice have been sold, (ii) in accordance with the notice requirements set forth in Section 1(e), the Company or Sales Agent suspends or terminates the Agency Transaction Notice, (iii) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier dated Agency Transaction Notice, or (iv) this Agreement has been terminated under the provisions of Section 6.  It is expressly acknowledged and agreed that neither the Company nor the Sales Agent will have any obligation whatsoever with respect to an Agency Transaction or any Placement Shares unless and until the Sales Agent delivers a countersigned Agency Transaction Notice to the Company, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of an Agency Transaction Notice, the terms of the Agency Transaction Notice will control.

(iii) The compensation to the Sales Agent for each sale of Placement Shares in an Agency Transaction with respect to which the Sales Agent acts as sales agent hereunder shall be 3.5% of the gross offering proceeds of Placement Shares sold in such Agency Transaction.  The foregoing rate of compensation shall not apply when the Sales Agent purchases Shares on a principal basis, in which case the Company may sell Shares to the Sales Agent as principal at a price to be mutually agreed upon by the Company and the Sales Agent at the relevant Point of Sale (as defined below) pursuant to the applicable Agency Transaction Notice (it being hereby acknowledged and agreed that the Sales Agent shall be under no obligation to purchase Shares on a principal basis pursuant to the Sales Agreement, except as otherwise agreed by the Sales Agent and the Company in writing and expressly set forth in an Agency Transaction Notice).  "Point of Sale" means, for an Agency Transaction, the time at which an acquiror of Shares entered into a contract, binding upon such acquiror, to acquire such Shares.

(b) Sale of Shares.  Subject to the terms and conditions hereof, the Sales Agent shall use its commercially reasonable efforts to sell all of the Placement Shares designated in, and subject to the terms of, such Agency Transaction Notice. The Sales Agent shall not sell any Share at a price lower than the Floor Price and under no circumstances shall the Company cause or request the offer or sale of any Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time by the Company's board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Sales Agent in writing. Subject to the terms of the Agency Transaction Notice, the Sales Agent may sell Shares by any method permitted by law deemed to be an "at the market" offering as defined in NI 44-102, including without limitation sales made directly on Nasdaq.  Subject to the terms of any Agency Transaction Notice, the Sales Agent may also sell Shares by any other method permitted by law, including but not limited to in negotiated transactions, with the Company's prior written consent.  The Company acknowledges and agrees with the Sales Agent that (x) there can be no assurance that the Sales Agent will be successful in selling all or any of such Shares, (y) the Sales Agent shall incur no liability or obligation to the Company or any other person or entity if it does not sell any Shares for any reason and (z) the Sales Agent shall be under no obligation to purchase any Shares on a principal basis pursuant to this Agreement (except in the case of a Principal Transaction (as defined below) pursuant to this Agreement and the relevant Terms Agreement).

(i) If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that Placement Shares shall be sold on more than one Trading Day, then the Company and the Sales Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(ii) The Sales Agent, as sales agent in an Agency Transaction, shall not make any sales of Shares on behalf of the Company, pursuant to this Agreement, other than (x) by means of ordinary brokers' transactions that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and meet the definition of an "at-the-market distribution" in NI 44-102, provided that such transactions are made on an exchange outside Canada, and (y) such other sales of Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Sales Agent in writing. The Sales Agent shall not (i) over-allot Shares in connection with the distribution of Shares in an "at-the-market distribution" (as defined in NI 44-102) or (ii) engage in any transactions or activities that are intended to stabilize or maintain the market price of the Shares.

(c) Confirmation of Sale of Shares.  If acting as agent hereunder, the Sales Agent shall provide written confirmation to the Company (which may be provided by email to an Authorized Company Representative) no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Shares hereunder, setting forth (i) the number of Shares sold on such Trading Day, (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to the Sales Agent with respect to such sales and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the "Net Offering Proceeds").

(d) Settlement.  Settlement for sales of Placement Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, an "Agency Settlement Date").  On each Agency Settlement Date, the Placement Shares sold through the Sales Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the Sales Agent against payment by the Sales Agent to the Company of the Net Offering Proceeds from the sale of such Placement Shares. Settlement for all such Placement Shares shall be effected by free delivery of the Placement Shares by the Company or its transfer agent to the Sales Agent's or its designee's account (provided that the Sales Agent shall have given the Company written notice of such designee prior to the relevant Agency Settlement Date) at The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company.  If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Placement Shares on any Agency Settlement Date, the Company shall, in addition to and in no way limiting the rights and obligations set forth in Section 5(a) (Indemnification and Contribution) hereto, (i) hold the Sales Agent, its directors, officers, members, partners, employees and agents of the Sales Agent, and each person, if any, who controls the Sales Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, a "Sales Agent Affiliate"), harmless against any loss, claim, damage, or actual, reasonable and documented expense (including actual, reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (if applicable) and (ii) pay the Sales Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default.

(e) Suspension of Sales.  The Company or the Sales Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 1, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by email correspondence to each of the individuals of the other party set forth on Schedule 1), suspend any sale of Shares for a period of time (a "Suspension Period"); provided, however, that such suspension shall not affect or impair either party's obligations with respect to any Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees that no such notice under this Section 1(e) shall be effective against the other party unless it is made to each of the individuals named on Schedule 1 hereto, as such schedule may be amended from time to time. During a Suspension Period, the Company shall not issue any Agency Transaction Notices and the Sales Agent shall not sell any Shares hereunder. The party that issued the suspension notice shall notify the other party in writing of the Trading Day on which the Suspension Period shall expire not later than twenty-four (24) hours prior to such Trading Day.

Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Sales Agent agree that (i) no sale of Shares will take place, (ii) the Company shall not request the sale of any Shares, and (iii) the Sales Agent shall not be obligated to sell or offer to sell any Shares.

(f) Principal Transactions. If the Company wishes to issue and sell the Shares other than as set forth in subsection (a) of this Section 1 (each, a "Principal Transaction"), the Company will notify the Sales Agent of the proposed terms of such Principal Transaction. If the Sales Agent, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company, wishes to accept amended terms, the Sales Agent and the Company will enter into an agreement in substantially the form of Exhibit B hereto (each, a "Terms Agreement") that sets forth the terms of such Principal Transaction, including, without limitation, the time, date and place of delivery of and payment for the Shares to be sold pursuant to such Principal Transaction (each of such date and each Agency Settlement Date, a "Settlement Date"). The terms set forth in a Terms Agreement shall not be binding on the Company or the Sales Agent unless and until each of the Company and the Sales Agent has executed such Terms Agreement accepting all of such terms.  The commitment of the Sales Agent to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth.  In the event of a conflict between the terms of this Agreement and the terms of any Terms Agreement, the terms of such Terms Agreement shall control.

(g) Limitations on the Sale of Shares.  Under no circumstances shall the Company cause or request, or the Sales Agent effect, the offer or sale of any Shares if, after giving effect to the sale of such Shares, the aggregate gross sales proceeds of Shares sold pursuant to this Agreement would exceed the lesser of (the "Maximum Amount"): (i) the number of aggregate dollar amount of Shares registered pursuant to the Canadian Prospectus and the Registration Statement pursuant to which the offering hereunder is being made, (ii) the aggregate dollar amount of Shares authorized from time to time to be issued and sold under this Agreement by the Company's board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Sales Agent in writing, or (iii) the number or aggregate dollar amount of Shares for which the Company has filed the Prospectuses or other prospectus supplement specifically relating to the offering of the Shares pursuant to this Agreement.  Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this Section 1(g) on the number or dollar amount of Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Company, and that the Sales Agent shall have no obligation in connection with such compliance.

(h) Regulation M. Unless the exceptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are satisfied with respect to the Shares, the Company shall give the Sales Agent at least one Trading Day's prior notice of its intent to sell any Shares in order to allow the Sales Agent time to comply with Regulation M.

(i) Black-out Periods. Notwithstanding any other provision of this Agreement, (i) no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and the Sales Agent shall not be obligated to sell or offer to sell any Shares, following the end of any fiscal quarter and prior to the release of corresponding financial results, except as may be agreed by the Company and the Sales Agent at a time when neither the Company nor the Sales Agent is in possession of material non-public information with respect to the Company (and the Company and the Sales Agent continue not to be in possession of material non-public information with respect to the Company at the time of the applicable offer and sale) or (ii) during any other period in which the Company is in possession of material non-public information with respect to the Company.

(j) Continuing Accuracy of Representations and Warranties. Any obligation of the Sales Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2. Representations and Warranties of the Company.  The Company represents and warrants to, and covenants with, the Sales Agent as follows:

(a) Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file the Canadian Base Prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement or any Terms Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended and restated, if and as applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended and restated, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Sales Agent furnished to the Company in writing by or on behalf of the Sales Agent expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. Copies of the Registration Statement, the U.S. Prospectus, and all amendments or supplements thereto and all documents incorporated by reference therein that were filed with the Commission on or prior to the date of this Agreement, have been delivered, or are publicly available through EDGAR, to the Sales Agent.  In the section entitled "Plan of Distribution" in the Prospectus Supplements, the Company has named the Sales Agent as an agent that the Company has engaged in connection with the transactions contemplated by this Agreement. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. "Time of Sale" means, (i) with respect to an Agency Transaction, the time of the Sales Agent's initial entry into contracts with investors for the sale of such Shares and (ii) with respect to a Principal Transaction, the time of sale of such Shares.

(b) Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects, or will conform in all material respects, with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the "Disclosure Package") and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Sales Agent furnished in writing to the Company by the Sales Agent specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Sales Agent consists of the information described as such in Section 5(b) hereof.

(c) Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Disclosure Package entitled "Consolidated Capitalization," and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Registration Statement, the Prospectuses and the Disclosure Package (subject, in each case, to the issuance of Class B Shares upon exercise of stock options, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Disclosure Package, the grant of options under existing stock option plans described in the Registration Statement, the Prospectuses and the Disclosure Package and the issuance of Class B Shares on the exercise or deemed exercise of such options). All of the issued and outstanding share capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Shares are duly listed, and admitted and authorized for trading, on Nasdaq and the Canadian Securities Exchange (the "CSE").  Other than as provided for under the Company's share option plan, the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.  Except application(s) or notifications, as required, to the CSE and the Nasdaq for the listing of the Shares for trading thereon in the time and manner required thereby, no further approval or authorization of any shareholder of the Company, the Company's board of directors or others is required for the issuance and sale of Shares, except for any such approvals as have been obtained. Except as have been publicly filed, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

(d) Subsidiaries. The only subsidiaries of the Company (within the meaning of National Instrument 45-106 - Prospectus Exemptions), each of which is directly or indirectly wholly-owned by the Company, are FV Pharma Inc. and Prismic Pharmaceuticals, Inc. (each, a "Subsidiary", and collectively, the "Subsidiaries"). The Subsidiaries are the only subsidiaries that are "significant subsidiaries" of the Company within the meaning of Rule 1-02 of Regulation S-X under the Act or are otherwise material to the Company.  Other than the Subsidiaries, neither the Company nor any Subsidiary has, directly or indirectly, any interest (whether equity, debt or otherwise) in any entity that is material to the Company.  No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company. All of the issued share capital of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any "Lien"). Each Subsidiary has been duly organized and validly exists as a corporation in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package.

(e) Organization and Qualification. Each of the Company and the Subsidiaries has been duly organized and validly exists as a corporation in good standing (or the foreign equivalent thereof, if any) under the laws of its jurisdiction of organization. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign or extra-provincial corporation in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) would not have a Material Adverse Effect.  No action, claim, suit, investigation or proceeding pending or, to the Company's knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, provincial, county, local or foreign) has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification, except in each case as would not have a Material Adverse Effect.  The term "Material Adverse Effect" means an effect, change, event or occurrence that, alone or in conjunction with any other or others, has or would reasonably be expected to have a material adverse effect on: (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, taken as a whole or (ii) the Company's ability to perform in any material respect on a timely basis its obligations under this Agreement; provided that a change in the market price or trading volume of the Class B Shares alone shall not be deemed, in and of itself, to constitute a Material Adverse Effect.

(f) Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement and each Terms Agreement.  This Agreement has been, and any Terms Agreement will have been, duly authorized, executed and delivered by the Company and this Agreement constitutes, and any Terms Agreement will constitute, a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or general equitable principles. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(g) The Shares. When issued in accordance with this Agreement or any Terms Agreement, and upon receipt of payment for Shares, such Shares will have been duly and validly created and issued as fully paid and non-assessable.

(h) Compliance with Applicable Laws; No Defaults. Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, foreign, except in any such case for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(i) No Violation. The execution, delivery and performance of this Agreement and any Terms Agreement, the distribution of the Shares and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except in the case of clauses (i) and (iii) above as could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(j) No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, U.S. or foreign (collectively, "Consents") is required in connection with the distribution of the Shares or the consummation of the transactions as contemplated by this Agreement and any Terms Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect and (iii) as may be required under the rules of Nasdaq and the CSE on or before each Time of Sale and associated Settlement Date.

(k) Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(l) No Pre-emptive Rights. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Shares or any other security of the Company, other than pre-emptive rights that have been waived in writing as of the date hereof; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(m) All Requisite Consents. The Company and each Subsidiary has all requisite Consents to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect; neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(n) Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority, Canadian, United States or foreign, including any proceeding before Health Canada or any other governmental authority in Canada or any other country performing functions similar to those performed by Health Canada (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement, and Terms Agreement or the Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect, and to the knowledge of the Company, no such Action has been threatened.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission or Canadian Qualifying Authorities involving the Company or any current or former director or officer of the Company.  Neither the Commission nor the Canadian Qualifying Authorities has issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act, the Act or Canadian Securities Laws.

(o) Independent Accountant. MNP LLP, which has audited the annual consolidated financial statements of the Company for the financial year ended December 31, 2019, and McGovern Hurley LLP, which has audited the annual consolidated financial statements of the Company for the financial year ended December 31, 2018, each of which are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are or were, as applicable, independent with respect to the Company as required by Canadian Securities Laws and are or were, as applicable, independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(p) No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Company and its auditors.

(q) Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and the books and records of the Company.

(r) Stock Plan. Each stock option granted under any stock option plan of the Company (each, a "Stock Plan") was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any "back-dating," "forward-dating" or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the Company's board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company's consolidated financial statements and disclosed, to the extent required, in the Company's filings or submissions with the Commission and the Canadian Qualifying Authorities.

(s) No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and its Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Company and its Subsidiaries taken as a whole, (iv) the Company has not issued any equity securities to any officer, director or other affiliate of the Company, except pursuant to existing Company share option or omnibus long-term incentive plans, and (v) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (each a "Material Adverse Change"); since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(t) Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be, required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and is not and will not be an entity "controlled" by an "investment company" within the meaning of such act.

(u) Properties. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company and each Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Prospectuses and the Disclosure Package; (ii) to the knowledge of the Company, it and the Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens, except for Liens granted in the ordinary course to finance the purchase of personal property, except such as are described in the Registration Statement, the Prospectuses and the Disclosure Package or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any material real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries; and (iii) neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary, except as could not reasonably be expected to have a Material Adverse Effect.

(v) Labor Relations.  No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company's knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Company or any Subsidiary and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any Subsidiary, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company's or any Subsidiary's facilities and none is currently being negotiated by the Company or any Subsidiary.

(w) [Reserved]

(x) Environmental Law.  There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials ("Hazardous Substances") by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company's knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment ("Environmental Law"), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Company's knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would have a Material Adverse Effect. The Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements in all material respects.

(y) Regulatory Permits.  Each of the Company and the Subsidiaries has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, those administered by Health Canada or any other governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities ("Governmental Authorities") in Canada or any other country performing functions similar to those performed by Health Canada (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted or proposed to be conducted, in each case except as described in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, as the case may be, would have a Material Adverse Effect. The Company and each Subsidiary are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(z) Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and the Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, "Intellectual Property") as described in the Registration Statement, the Prospectuses and the Disclosure Package as being owned or licensed by the Company or which are used for the conduct of the Company's business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company's rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and the Subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (iv) to the Company's knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any Subsidiary is and remains confidential to the Company or such Subsidiary, as the case may be.

(aa) Insurance.  The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(bb) Tax Matters.  Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, each of the Company and the Subsidiaries has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect. Each of the Company and the Subsidiaries has paid all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company's or any Subsidiary's Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company's knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax Lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(cc) No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement and any Terms Agreement or the issuance by the Company or sale by the Company of the Shares.

(dd) No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement or any Terms Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement or any Terms Agreement; or (iii) the issuance, sale and delivery to the Sales Agent of the Shares; or (iv) the sale of the Shares through the Sales Agent to U.S. residents.

(ee) No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses and the Disclosure Package, or to be filed as an exhibit to the Company's Annual Report on Form 40-F or filed as a "material contract" with Canadian Qualifying Authorities, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ff) Internal Control Over Financial Reporting and Internal Accounting Controls.  The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company believes that the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(gg) No Change in the Company's Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(hh) Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company's principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

(ii) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(jj) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(kk) Compliance with Anti-Money Laundering Laws. None of the Company or any Subsidiary, nor, to the Company's knowledge, any director, officer, employee or agent of the Company or any Subsidiary, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ll) No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor any director or officer of the Company or its Subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a "Sanctioned Country"); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.  For the past five years, the Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(mm) Foreign Corrupt Practices; Criminal Acts.  None of the Company, any Subsidiary, nor, to the Company's knowledge, any director or officer thereof or any agent  employee, affiliate or other person acting on behalf of the Company or any Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder ("FCPA") or the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), or any applicable anti-corruption laws, rules, or regulation of Canada, the United States or any other jurisdiction in which the Company or any Subsidiary conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company, its Subsidiaries and, to the knowledge of the Company affiliates of the Company have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. Neither the Company nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, or (ii) any "aiding and abetting" in any violation of U.S. federal or state criminal laws.

(nn) Information Technology. The Company's and the Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted. The Company and the Subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data") processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and the Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

(oo) Canadian Reporting Issuer; Listing of Shares. The Company is a reporting issuer under Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act and the Company has complied in all material respects with applicable periodic reporting requirements under the Exchange Act; the Shares are listed and posted for trading on the CSE and the Nasdaq, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Shares of the Company under the Exchange Act or de-listing the Shares from the CSE or Nasdaq, nor has the Company received any notification that the Commission, the CSE or Nasdaq is contemplating terminating such registration or listing.

(pp) No Commissions or Finder's Fees.  There are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Sales Agent for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement, any Terms Agreement or the Shares.

(qq) Lending Relationship with the Sales Agent; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Sales Agent or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Sales Agent

(rr) No Stabilization. Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(ss) Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings "Certain Canadian Federal Income Tax Considerations", "Certain U.S. Federal Income Tax Considerations", " "Description of Share Capital", "Consolidated Capitalization", and "Enforceability of Certain Civil Liabilities", insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(tt) Transfer Agent and Registrar. Computershare Trust Company of Canada at its principal office located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 is the duly appointed registrar and transfer agent of the Company with respect to its Shares, and Continental Stock Transfer & Trust Company at its principal office located at 1 State Street, 30th Floor, New York, New York 10004 is the duly appointed U.S. co-transfer agent of the Company with respect to its Shares.

(uu) Minute Books and Corporate Records. Other than minutes that are being prepared in the ordinary course or in connection with the transactions contemplated herein, the minute books and corporate records of the Company and its Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Subsidiaries as at the date hereof and at the time of purchase will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Subsidiaries.

(vv) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(ww) Forward-Looking Statements.  No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Sales Agent or to counsel for the Sales Agent shall be deemed a representation and warranty by the Company, as the case may be, to the Sales Agent as to the matters covered thereby.

3. Agreements of the Company.  The Company covenants and agrees with the Sales Agent as follows:

(a) Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Sales Agent promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) of the Act and with the Canadian Qualifying Authorities, and will prepare and file with the Commission, promptly upon the Sales Agent's reasonable request, any amendments or supplements to the Registration Statement or Prospectus that, in the Sales Agent's reasonable opinion, may be necessary or advisable in connection with the distribution of the Shares by the Sales Agent (provided, however, that the failure of the Sales Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Sales Agent's right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) unless a copy thereof has been submitted to the Sales Agent a reasonable period of time before the filing thereof affording the Sales Agent and the Sales Agent's counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing and the Sales Agent has not reasonably objected thereto (provided, however, that the failure of the Sales Agent to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Sales Agent's right to rely on the representations and warranties made by the Company in this Agreement); and (iv) the Company will furnish to the Sales Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the "Canadian Shelf Procedures") or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Sales Agent, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice or a Terms Agreement that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(e) or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice or Terms Agreement, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Sales Agent under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act), the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will immediately notify the Sales Agent to suspend the offering of Shares during such period and, if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Sales Agent such number of copies of such amendment or supplement as the Sales Agent may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Sales Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Sales Agent may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Sales Agent that are available on SEDAR or EDGAR.

(e) Company Information. The Company will furnish to the Sales Agent such information in its possession as is reasonably requested by the Sales Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the Act and Canadian Securities Laws.

(f) Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Sales Agent as soon as may be practicable but in no event later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering the period of 12 months commencing after such effective date, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g) Compliance with Blue Sky Laws. The Company shall cooperate with the Sales Agent and counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or Blue Sky laws of such jurisdictions in the United States as the Sales Agent may request, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(h) Material Non-Public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Sales Agent, or enter into a Terms Agreement with the Sales Agent, in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(i) Reimbursement of Certain Expenses.  Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Sales Agent all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectus and any amendment or supplement to the Registration Statement or the Prospectus (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation, issuance and delivery of the Shares, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Shares to the Sales Agent, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectus, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Sales Agent, (v) the listing of the Shares on Nasdaq and the CSE, (vi) any filings required to be made by the Sales Agent with the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the fees, disbursements and other charges of counsel for the Sales Agent in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or Blue Sky laws of such jurisdictions designated pursuant to subsection (g) of this Section 3, including the fees, disbursements and other charges of counsel to the Sales Agent in connection therewith, (viii) counsel to the Company, (ix) The Depository Trust Company and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares, and (xiii) the Company shall reimburse the Sales Agent for its reasonable and documented out-of-pocket expenses (including but not limited to the reasonable and documented fees and expenses of counsel to the Sales Agent) in an amount not to exceed US$15,000.

(j) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company substantially in the manner set forth in the Prospectuses under "Use of Proceeds" and subject to the qualifications set forth therein and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Sales Agent or any affiliate of the Sales Agent.

(k) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Sales Agent, or enter into a Terms Agreement with the Sales Agent, to sell Shares, advise the Sales Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Sales Agent pursuant to this Agreement.

(l) Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Sales Agent or its counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company, an update on diligence matters with representatives of the Sales Agent and its counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Sales Agent may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Sales Agent and its counsel.

(m) Required Filings Relating to Placement of Shares. To the extent required by applicable Canadian Securities Laws and the Exchange Act, the Company shall set forth in its applicable periodic filings on SEDAR and EDGAR, in respect of any quarter in which sales of Shares were made by or through the Sales Agent under this Agreement, with regard to the relevant period, the amount of Shares sold to or through the Sales Agent, the net proceeds to the Company from such sales of Shares and the compensation payable by the Company to the Sales Agent with respect to such sales of Shares.

(n) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(e)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o) Listing and Required Filings Relating to Sale of Shares.  During any period in which a prospectus relating to Shares is required to be delivered by the Sales Agent under the Act with respect to a pending sale of Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 153 or Rule 172 under the Act), the Company will use its commercially reasonable efforts to cause the Shares to be listed on Nasdaq and the CSE. For so long as the Shares are listed on the CSE, the Company will provide the CSE with all information it requires with respect to the offering of the Shares within the timelines prescribed by the CSE and for so long as the Shares are listed on Nasdaq, the Company will provide Nasdaq with all information it requires with respect to the offering of the Shares within the timelines prescribed by Nasdaq.

(p) Representation Dates; Certificates. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F (including any Form 40-F/A containing amended financial information or a material amendment to the previously filed Form 40-F); (iii) files or amends interim financial statements on Form 6-K; (iv) delivers Shares pursuant to a Terms Agreement; or (v) at any other time reasonably requested by the Sales Agent (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (v) above shall be a "Representation Date"), the Company shall furnish the Sales Agent with a certificate, in the form included in Section 4(d), and, if requested, a certificate pursuant to Section 4(l), upon execution of this Agreement and on each Representation Date.  The requirement to provide  certificates under this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or any amendment thereto. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver and did not provide the Sales Agent with certificates under this Section 3(p), then before the Company delivers the Agency Transaction Notice or the Sales Agent sells any Shares, the Company shall provide the Sales Agent with a certificate, in the form included in Section 4(d), and, if requested, a certificate pursuant to Section 4(l), each dated the date of the Agency Transaction Notice.

(q) Company Counsel Legal Opinions. Upon execution of this Agreement and within three (3) Trading Days of each Representation Date, the Company shall cause to be furnished to the Sales Agent, dated as of such date and addressed to the Sales Agent, in form and substance satisfactory to the Sales Agent, acting reasonably, the written opinion and (with respect to U.S. counsel only) a negative assurance letter, of (i) Bennett Jones LLP, Canadian counsel for the Company, and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, in either case, modified as necessary to relate to the Registration Statement and the Prospectuses as amended or supplemented at the date of delivery of such opinion (with such opinions and negative assurance letter delivered on a Representation Date being of the same tenor as the opinions and negative assurance letter delivered upon execution of this Agreement), or, in lieu of such opinions, counsel last furnishing such opinion to the Sales Agent may furnish the Sales Agent with a letter to the effect that the Sales Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or any material amendment thereto. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or the Sales Agent sells any Shares, the Company shall provide the Sales Agent with each of the documents set out in this Section 3(q) dated the date of the Agency Transaction Notice.

(r) Comfort Letters. Upon execution of this Agreement and on or within three (3) Trading Days of each Representation Date, the Company shall cause MNP LLP to deliver to the Sales Agent letters (the "Comfort Letters") dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Sales Agent, acting reasonably, addressed to the Sales Agent relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two (2) Business Days (as defined below) prior to the date of such letter, stating that such auditors are independent public accountants within the meaning of the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Act and the related regulations and with the applicable accounting requirements of the Act and the Exchange Act and the related published rules and regulations adopted by the Commission (the first such letters, the "Initial Comfort Letter") and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or any material amendment thereto that includes amended financial statements. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or the Sales Agent sells any Shares, the Company shall provide the Sales Agent with each of the documents set out in this Section 3(r) dated the date of the Agency Transaction Notice.

(s) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Sales Agent.

(t) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an "investment company" under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(u) Board Authorization.  Prior to delivering notice of the proposed terms of an Agency Transaction or a Principal Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Sales Agent), the Company shall have (i) obtained from its board of directors thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction or Principal Transaction, as the case may be, and (ii) provided to the Sales Agent a copy of the relevant board resolutions or other evidence of such authority.

(v) Offer to Refuse to Purchase.  If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Sales Agent the right to refuse to purchase and pay for such Shares.

(w) Consent to the Sales Agent's Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of Nasdaq, and under this Agreement, to the Sales Agent trading in the Shares of the Company: (i) for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Sales Agent's own accounts provided that no such purchase or sale shall take place by the Sales Agent while the Sales Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Sales Agent.

(x) Sarbanes-Oxley Act. The Company will use its commercially reasonable efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(y) Transfer Agent. The Company shall maintain, at its sole expense, a registrar and transfer agent for the Shares.

(z) Notice and Limitation of Other Sales. The Company shall provide the Sales Agent notice at least two (2) days before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Shares (other than Shares offered pursuant to the provisions of this Agreement), debt securities, or securities (including debt) convertible into or exchangeable for Shares, or warrants or any rights to purchase or acquire Shares or enters into debt financing arrangement.  The Company shall not, without the Sales Agent's prior written consent, directly or indirectly enter into in any other "at-the-market" or managed equity facility (except for equity line transactions) offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Shares (other than the Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares prior to the termination of this Agreement; provided, however, that such notice requirements or restrictions, as the case may be, will not be required in connection with (i) the Company's issuance or sale of Shares, options to purchase Shares, other equity awards or Shares issuable upon the exercise of options or other equity awards, pursuant to any stock option or benefits plan, stock ownership plan or dividend reinvestment plan of the Company whether now in effect or hereafter implemented or (ii) the Company's issuance of Shares issuable upon exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed as and when required in filings by the Company available on EDGAR and SEDAR or otherwise in writing (including by email correspondence) to the Sales Agent.

(aa) Permitted Free Writing Prospectuses.

(i) The Company represents and agrees that it has not made and, unless it obtains the prior written consent of the Sales Agent, shall not make, any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consent of the Sales Agent hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 2 hereto. Any such free writing prospectus consented to by the Sales Agent is herein referred to as a "Permitted Free Writing Prospectus." The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping.  The Company agrees not to take any action that would result in the Sales Agent or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Sales Agent that the Sales Agent otherwise would not have been required to file thereunder.

(ii) The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Sales Agent expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of an Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Sales Agent and, if requested by the Sales Agent, will prepare and furnish without charge to the Sales Agent an Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Sales Agent expressly stating that such information is intended for use therein.

(bb) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Sales Agent and included in an Agency Transaction Notice or Terms Agreement, provided that the Sales Agent covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Company, but for the action of the Sales Agent.

4. Conditions of the Obligations of the Sales Agent. The obligations of the Sales Agent hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Canadian Prospectus Supplement.  The Canadian Prospectus Supplement(s) shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Sales Agent and the Sales Agent's counsel.

(b) No Material Adverse Changes.  Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectus, except as described in the Registration Statement and the Prospectus, there shall not have been a Material Adverse Change.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d) Officers' Certificates.  The Sales Agent shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Sales Agent, to the effect set forth in clauses (a) and (b) above and to the effect that:

(i) each signer of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii) as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv) each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions. The Sales Agent shall have received the opinions of counsel to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions are required pursuant to Section 3(q).

(f) Comfort Letters. The Sales Agent shall have received the Comfort Letters required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such letter is required pursuant to Section 3(r).

(g) Due Diligence.  The Company shall have complied with all of its due diligence obligations to the Sales Agent required pursuant to Section 3(l).

(h) Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Sales Agent may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(i) Stock Exchange Listing. The notification requirements of Nasdaq and the supplemental listing requirements of the CSE shall have been complied with prior to the issuance of Shares on the applicable Settlement Date.

(j) Securities Act Filings. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws. For greater certainty and not withstanding anything to the contrary in this Agreement, no Shares will be offered or sold in Canada.

(k) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l) Chief Financial Officer's Certificate.  The Sales Agent shall have received, upon execution of this Agreement and on each Representation Date, a certificate, dated such date and signed by the Chief Financial Officer of the Company, in form set forth in Exhibit C.

(m) No Suspension. Trading in the Class B Shares shall not have been suspended on Nasdaq and the Class B Shares shall not have been delisted from the Nasdaq.

(n) Additional Certificates. The Company shall have furnished to the Sales Agent such certificate or certificates, in addition to those specifically mentioned herein, as the Sales Agent may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Sales Agent.

5. Indemnification.

(a) Indemnification of the Sales Agent. The Company agrees to indemnify and hold harmless the Sales Agent, the directors, officers, members, partners, employees and agents of the Sales Agent and each Sales Agent Affiliate, if any, from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all actual, reasonable and documented investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 5(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which the Sales Agent, or any such person, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Sales Agent and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Sales Agent furnished in writing to the Company by the Sales Agent expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b) Indemnification of the Company. The Sales Agent agrees to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Sales Agent, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Sales Agent furnished in writing to the Company by the Sales Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Sales Agent might otherwise have. The Company acknowledges that the name of the Sales Agent set forth on the cover and the information in the seventh paragraph of the section entitled "Plan of Distribution" in the Prospectus Supplements constitutes the only information furnished in writing by or on behalf of the Sales Agent for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c) Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provision of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Sales Agent, the Company and the Sales Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Sales Agent, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Sales Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Sales Agent on the other. The relative benefits received by the Company on the one hand and the Sales Agent on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Shares (before deducting expenses) received by the Company bear to the total compensation received by the Sales Agent from the sale of Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Sales Agent, on the other, with respect to the statements or omissions that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Sales Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Sales Agent agree that it would not be just and equitable if contributions pursuant to this Section 5(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 5(d) shall be deemed to include, for the purpose of this Section 5(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 5(c) hereof. Notwithstanding the foregoing provisions of this Section 5(d), the Sales Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 5(d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement and each director of the Company will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 5(d),will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 5(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 5(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 5(c) hereof.

(e) Survival. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of the Sales Agent and each person, if any, who controls the Sales Agent or any such affiliate within the meaning of the Act; and the obligations of the Sales Agent under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act. The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Sales Agent, (ii) acceptance of any of the Shares and payment therefor or (iii) any termination of this Agreement.

6. Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving ten (10) days' prior written notice to the Sales Agent.  Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale subscribed to on or before such termination date, the obligations of the Company, including, without limitation, in respect of compensation of the Sales Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 2 (Representations and Warranties of the Company), Section 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i) (Reimbursement of Certain Expenses)), Section 5 (Indemnification), Section 7(e) (Survival of Representations and Warranties), Section 7(g) (Governing Law) and Section 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any sale by the Company pursuant to a Terms Agreement, the obligations of the Company pursuant to such Terms Agreement and this Agreement may not be terminated by the Company without the prior written consent of the Sales Agent.

(b) The Sales Agent may terminate this Agreement in its sole discretion at any time upon giving ten (10) days' prior written notice to the Company. In the case of any purchase by the Sales Agent pursuant to a Terms Agreement, the Sales Agent may, by written notice to the Company, terminate its obligations pursuant to such Terms Agreement at any time prior to or on the Settlement Date if, since the time of execution of the Terms Agreement or the respective dates as of which information is given in the Registration Statement and the Prospectuses:

(i) there has been a Material Adverse Change;

(ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market (including automatic halt in trading pursuant to market-decline triggers, other than those in which solely program trading is temporarily halted);

(iii) trading generally shall have been suspended or limited on or by, as the case may be, any "national securities exchange" (as defined in the Exchange Act), or minimum or maximum prices shall have been generally established on any such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall have been imposed upon trading in securities generally by any such exchange or by order of the Commission or any court or other governmental authority;

(iv) a general banking moratorium shall have been declared by any of federal, New York or Canadian authorities;

(v) the United States shall have become engaged in new hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or there shall have occurred such a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States shall be such), or any other calamity or crisis shall have occurred, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses; or

(vi) if the Company or any of the Subsidiaries shall have sustained a loss material or substantial to the Company or any of the Subsidiaries by reason of flood, fire, accident, hurricane, earthquake, theft, sabotage, or other calamity or malicious act, whether or not such loss shall have been insured, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses.

Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Sales Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 2 (Representations and Warranties of the Company), Section 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i) (Reimbursement of Certain Expenses)), Section 5 (Indemnification), Section 7(e) (Survival of Representations and Warranties), Section 7(g) (Governing Law) and Section 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, and (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement (including, without limitation, one or more Terms Agreements pursuant hereto) equals the Maximum Amount, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Sales Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 2 (Representations and Warranties of the Company), Section 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i) (Reimbursement of Certain Expenses)), Section 5 (Indemnification), Section 7(e) (Survival of Representations and Warranties), Section 7(g) (Governing Law) and Section 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Sales Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1 (in the case of an Agency Transaction) or in accordance with the relevant Terms Agreement (in the case of a Principal Transaction).

7. Miscellaneous.

(a) Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Sales Agent, shall be delivered to:

A.G.P./Alliance Global Partners

590 Madison Avenue

New York, NY 10022

Attention: Tom Higgins

with a copy (which shall not constitute notice) to:

Manatt, Phelps & Phillips, LLP

695 Town Center Drive, 14th Floor

Costa Mesa, CA  92626

Attention:  Thomas J. Poletti, Esq.

Email:  tpoletti@manatt.com

or if sent to the Company, at the office of the Company:

FSD Pharma Inc.

520 William Street

Cobourg, ON K9A 3A5

Attention:  Donal Carroll

Email:    [________________]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

100 King St W Suite 3400, Toronto, ON M5X 1A4

Attention:  Aaron Sonshine

Email:  SonshineA@bennettjones.com

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre | 77 King Street West Suite 3100

P.O. Box 226

Toronto, Ontario M5K 1J3

Attention:  Christopher J. Cummings

Email:  ccummings@paulweiss.com

Each party may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, "Business Day" shall mean any day on which Nasdaq, the CSE and commercial banks in the city of New York, New York and the city of Toronto, Ontario are open for business.

An electronic communication ("Electronic Notice") shall be deemed written notice for purposes of this Section 7(a) if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives confirmation of receipt by the receiving party (other than pursuant to auto-reply). Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form ("Nonelectronic Notice") which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

(b) Consent to Jurisdiction.  By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed C T Corporation System (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

(c) The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Sales Agent or by any person who controls the Sales Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(c) shall survive any termination of this Agreement, in whole or in part.

(d) No Third Party Beneficiaries. The Company acknowledges and agrees that the Sales Agent is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, the Sales Agent is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Sales Agent shall have no responsibility or liability to the Company with respect thereto. Any review by the Sales Agent of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Sales Agent and shall not be on behalf of the Company.

(e) Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto (including, without limitation, any Terms Agreement) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Sales Agent or any of its controlling persons and shall survive delivery of and payment for the Shares hereunder.

(f) Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the Sales Agent, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Sales Agent owes no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Sales Agent has not assumed nor will it assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Sales Agent or its affiliates has advised or is currently advising the Company on other matters) and the Sales Agent has no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Sales Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Sales Agent has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(g) Governing Law. THIS AGREEMENT AND EACH TERMS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT OR SUCH TERMS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.  Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement or any Terms Agreement brought by the other party hereto to the jurisdiction of the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York.

(h) Judgment Currency. The Company agrees to indemnify the Sales Agent, its directors, officers, affiliates and each person, if any, who controls the Sales Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Sales Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "judgment currency") other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i) Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Sales Agent is required to obtain, verify and record information that identifies its clients, including the Company, which information may include the name and address of its clients, as well as other information that will allow the Sales Agent to properly identify its clients.

(j) Counterparts.  This Agreement and each Terms Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(k) Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement or any Terms Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l) Waiver of Jury Trial.  EACH OF THE COMPANY AND THE SALES AGENT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY TERMS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(m) Titles and Subtitles.  The titles of the sections and subsections of this Agreement and any Terms Agreement are for convenience and reference only and are not to be considered in construing this Agreement or such Terms Agreement.

(n) Entire Agreement. Other than the terms set forth in each Transaction Notice delivered hereunder and each Terms Agreement executed and delivered pursuant hereto, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  Neither this Agreement nor any Terms Agreement may be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Sales Agent and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Sales Agent.

Very truly yours,

FSD PHARMA INC.

By: /s/ Donal Carroll

Name: Donal Carroll

Title:  Chief Financial Officer

[Signature page to Equity Distribution Agreement]

Confirmed as of the date first above mentioned:

A.G.P./ALLIANCE GLOBAL PARTNERS

By: /s/ Thomas J. Higgins

Name: Thomas J. Higgins

Title:  Managing Director

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

SCHEDULE 2

ISSUER FREE WRITING PROSPECTUSES

None.

EXHIBIT A

FSD PHARMA INC.
520 William Street
Cobourg, ON K9A 3A5

[__________], 20[__]

A.G.P./Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022,

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the Sales Agent under, and pursuant to, that certain Equity Distribution Agreement between the Company and the Sales Agent, dated July 10, 2020 (the "Agreement").Please indicate your acceptance of the proposed terms below.  Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_________], 20[__ ], [_______], 20[__] …[_________], 20[__ ]

Maximum Number of Shares to be Sold in the Aggregate:	[____________]

Maximum Number of Shares to be Sold on each Trading Day:	[___________]

Floor Price:	USD[___.___]

[The Company may include such other sale parameters as it deems appropriate.]

[Remainder of Page Intentionally Blank]

Very truly yours,

FSD PHARMA INC.

By:______________________________

Name:

Title:

Accepted and agreed as of the date first above written:

A.G.P./ALLIANCE GLOBAL PARTNERS

By:___________________________

Name:

Title:

[Signature page to Transaction Notice]

EXHIBIT B

FSD PHARMA INC.

TERMS AGREEMENT

[                      ], 20[  ]

A.G.P./Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022,

Ladies and Gentlemen:

FSD Pharma Inc., an Ontario corporation (the "Company"), proposes, subject to the terms and conditions stated herein, in Schedule hereto and in the Equity Distribution Agreement, dated July 10, 2020 (the "Equity Distribution Agreement"),between the Company and A.G.P./Alliance Global Partners (the "Sales Agent"), to issue and sell to the Sales Agent [        ]of the Company's Class B Subordinated Voting Shares, no par value (the "Purchased Shares")[, and, solely for the purpose of covering over-allotments, to grant to the Sales Agent the option to purchase an additional [__________] shares of such Class B Subordinated Voting Shares (the "Additional Shares")]. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

[The Sales Agent shall have the right to purchase from the Company all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Purchased Shares at the same purchase price per share to be paid by the Sales Agent to the Company for the Purchased Shares. This option may be exercised by the Sales Agent at any time (but not more than once) on or before the thirtieth (30th) day following the date of this Terms Agreement, by written notice to the Company.  Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date, the "Option Settlement Date"); provided, however, that the Option Settlement Date shall not be earlier than the Settlement Date (as set forth in the Schedule hereto) nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised.  Payment of the purchase price for the Additional Shares shall be made at the Option Settlement Date in the same manner and at the same office as the payment for the Purchased Shares.]

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by the Sales Agent, as agent of the Company, of offers to purchase Placement Shares in Agency Transactions is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein.

An amendment to the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Purchased Shares [and the Additional Shares], in the form heretofore delivered to the Sales Agent is now proposed to be filed with the Securities and Exchange Commission.

Subject to the terms and conditions set forth herein and in the Schedule hereto and subject the terms and conditions of the Equity Distribution Agreement incorporated herein as provided in the second immediately preceding paragraph, the Company agrees to issue and sell to the Sales Agent, and the Sales Agent agrees to purchase from the Company, the Purchased Shares at the time and place and at the purchase price set forth in the Schedule hereto.

[Remainder of Page Intentionally Blank]

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between the Sales Agent and the Company.

FSD PHARMA INC.

By:________________________________

Name:

Title:

Accepted and agreed as of the date first above written:

A.G.P./ALLIANCE GLOBAL PARTNERS

By:_____________________________

Name:

Title:

[Signature page to Terms Agreement]

Schedule to Terms Agreement

[Price to Public:  USD[    ] per share]

Purchase Price by the Sales Agent: USD[  .  ] per share

Method of and Specified Funds for Payment of Purchase Price:

[By wire transfer to a bank account specified by the Company in same day funds.]

Method of Delivery:

[To the Sales Agent's account, or the account of the Sales Agent's designee, at The Depository Trust Company via DWAC in return for payment of the purchase price.]

Settlement Date: [  ], 20[  ]

Closing Location:

[                               ]

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing (which documents shall be dated on or as of the date of the Terms Agreement to which this Schedule is annexed):

  the officer's certificate referred to in Section 4(d);
  the legal opinions referred to in Section 4(e) and Section 3(q);
  the "comfort letter" referred to in Section 4(f); and
  such other documents as the Sales Agent shall reasonably request.

[Indemnity:[                                                                                      ]]

[Notices: In addition to, and without limiting the generality of, the covenant set forth in Section 3(y) of the Equity Distribution Agreement.]

EXHIBIT C

FSD PHARMA INC.

CHIEF FINANCIAL OFFICER'S CERTIFICATE

[•], 20[•]

This certificate is being delivered pursuant to Section 4(l) of the Equity Distribution Agreement, dated July 10, 2020 (the "Agreement"), by and among A.G.P./Alliance Global LLC and FSD Pharma Inc., an Ontario corporation (the "Company").  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The undersigned, Donal Carrol, Chief Financial Officer of the Company, hereby certifies, on behalf of the Company, that, as of the date hereof:

 1. I have responsibility for the financial and accounting matters with respect to the Company and have read and am familiar with the consolidated financial statements for the Company and its subsidiaries and am familiar with the Company's accounting records.

 2. The circled Company financial, statistical, employee and other information contained in the Company's Registration Statement, Prospectuses and Prospectus Supplements, including the documents incorporated by reference therein, and attached hereto as Annex A, and filed with the Commission is derived from the books and records of the Company and such information is accurate in all material respects.

This certificate is to assist A.G.P./ Alliance Global Partners in conducting and documenting its investigation of the affairs of the Company in connection with the offering of shares of the Company's Shares contemplated by the Agreement.

[Remainder of the Page Intentionally Blank]

IN WITNESS WHEREOF, I have hereunto subscribed my name as of the date first written above.

FSD PHARMA INC.
Name: Donal Carroll Title: Chief Financial Officer

2

[Signature Page to Chief Financial Officer's Certificate]